# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lovesac Co, CIK 0001701758
CUSIP: 54738L109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0001193125-24-176749
Filed by CIK 0001491072
Persons authorized to receive notices and communications: Tony Moore, Anson Funds Management LP, 16000 Dallas Parkway, Suite 800, Dallas, Texas (TX), 75248, 214-866-0202; Adriana Schwartz, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Anson Funds Management LP (CIK 0001491072): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)
- Anson Management GP LLC (CIK 0001491073): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)
- Tony Moore (CIK 0002012586): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)
- Anson Advisors Inc. (CIK 0001581079): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)
- Amin Nathoo (CIK 0001962354): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)
- Moez Kassam (CIK 0001585167): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,045,665; sole dispositive power 0; shared dispositive power 1,045,665; aggregate amount beneficially owned 1,045,665 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Lovesac Co
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, STAMFORD, Connecticut (CT), 06901
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 9, 2024 (as amended from time to time, the "Schedule 13D"). This Amendment No. 2 amends and restates Items 3, 5(a)-(c) and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $25,364,326 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D were calculated based upon the 14,793,504 shares of Common Stock outstanding as of April 7, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended February 2, 2025, filed with the Securities and Exchange Commission on April 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Funds have entered into notional principal amount derivative agreements in the form of long cash settled swaps (the "Long Derivative Agreements") with respect to an aggregate of 634,160 shares of Common Stock (collectively representing economic exposure comparable to 4.3% of the outstanding shares of Common Stock). The Long Derivative Agreements provide the Funds with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Long Derivative Agreements (such shares, the "Subject Long Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Long Shares. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, By: Anson Management GP LLC, General Partner, By: Tony Moore, Manager (04/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (04/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore, Individually (04/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo and Moez Kassam, Amin Nathoo and Moez Kassam, Directors (04/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Individually (04/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Individually (04/14/2025)